UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 19, 2023 (January 12, 2023)

Date of Report (Date of earliest event reported)

JATT Acquisition Corp

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40598	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PO Box 309, Ugland House Grand Cayman, Cayman Islands	E9 KY1-1104
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 7706 732212

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	JATT	The New York Stock Exchange
Warrants	JATT WS	The New York Stock Exchange
Units	JATT U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

The Business Combination Agreement

As previously announced on June 16, 2022, JATT Acquisition Corp, a Cayman Islands exempted company (“JATT” or the “SPAC”) entered into a Business Combination Agreement, as amended on September 20, 2022 (the “First Amendment”) and November 14, 2022 (the “Second Amendment”) (as it may be amended, supplemented or otherwise modified from time to time) (the “Original Business Combination Agreement” or “BCA”), among JATT, JATT Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of JATT (“Merger Sub”), JATT Merger Sub 2, a Cayman Islands exempted company and wholly owned subsidiary of JATT (“Merger Sub 2”), Zura Bio Holdings Ltd, a Cayman Islands exempted company (“Holdco”) (to become a party before Closing, as described below) and Zura Bio Limited, a limited company incorporated under the laws of England and Wales (the “Company” or “Zura”). On September 20, 2022, the parties entered into the First Amendment, which did not materially alter the terms of the Original Business Combination Agreement.

Under the Original Business Combination Agreement, as amended, each of JATT and Zura had the right to terminate the Original Business Combination Agreement if the Business Combination had not been consummated by November 15, 2022 (the “Outside Date”). In order to facilitate the completion of the Business Combination, on November 14, 2022, JATT, Merger Sub, Merger Sub 2, Zura and Holdco entered into the Second Amendment to the Original Business Combination Agreement extend the Outside Date to January 16, 2023.

In order to facilitate the completion of the Business Combination, on January 16, 2023, JATT, Merger Sub, Merger Sub 2, Zura and Holdco entered into the third amendment to the Original Business Combination Agreement (the “Third Amendment to the BCA”) to extend the Outside Date to April 17, 2023. No other changes were made to the Original Business Combination Agreement, except as disclosed above.

A copy of the Third Amendment to the BCA is filed herewith as Exhibit 2.1 and the foregoing description of the Third Amendment to the BCA is qualified in its entirety by reference thereto.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information disclosed in Item 5.07 of this Current Report on Form 8-K under the heading “Proposal 1” is incorporated by reference into this Item 5.03 to the extent required.

Item 5.07	Submission of Matters to a Vote of Security Holders.

Extraordinary General Meeting

On January 12, 2023, JATT held an extraordinary general meeting (the “Extraordinary General Meeting”), at which holders of 15,999,829 ordinary shares, comprised of 12,549,829 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and 3,450,000 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), were present in person or by proxy, representing approximately 92.75% of the voting power of the 17,250,000 issued and outstanding ordinary shares of JATT entitled to vote at the Extraordinary General Meeting at the close of business on November 28, 2022, which was the record date (the “Record Date”) for the Extraordinary General Meeting (such shares, the “Outstanding Shares”). The Outstanding Shares on the Record Date were comprised of 13,800,000 Class A Ordinary Shares and 3,450,000 Class B Ordinary Shares. Shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

In connection with the Extension (as defined below), public shareholders properly elected to redeem an aggregate of 12,111,022 Class A Ordinary Shares at a redemption price of $10.257 per share, representing approximately 87.76% of the issued and outstanding Class A Ordinary Shares, for an aggregate redemption amount of approximately $124,226,450.64. Following such redemptions, approximately $17,324,363.09, not including the additional contribution to interest of $101,338.68 made by the sponsor (as described below), will remain in the trust account at Continental Stock Transfer and Trust Company (the “Trust Account”) and 1,688,978 Class A Ordinary Shares remain outstanding.

A summary of the voting results at the Extraordinary General Meeting for each of the proposals is set forth below.

Proposal 1

The Shareholders approved, by special resolution, the proposal to amend (the “Extension Amendment”) JATT’s amended and restated memorandum and articles of association (the “Articles”), to extend the date by which JATT has to consummate a business combination (the “Extension”) for an additional three months from January 16, 2023 to April 17, 2023 (the termination date as so extended, the “Extended Termination Date”) (we refer to this proposal as the “Extension Amendment Proposal”), in the form attached as Annex A to the proxy statement dated December 6, 2022. The voting results for such proposal were as follows:

For	Against	Abstain
15,997,829	0	2,000

A copy of the Extension Amendment as adopted on January 12, 2023 by the special resolution of the Shareholders is attached to this Current Report on Form 8-K as Exhibit 3.1 and incorporated herein by reference.

As a result of the approval of the Extension Amendment, the sponsor (or one or more of its affiliates, members or third-party designees)(the “Lender”) has made a deposit (“Contribution”) into the Trust Account in the amount of $101,338.68, which was the lesser of $200,000 or (b) $0.06 for each public Class A ordinary share that was not redeemed in connection with the Extraordinary General Meeting, in exchange for an unsecured promissory note issued by JATT to the Lender. The Contribution was deposited as additional interest on the proceeds in the Trust Account and shall be distributed pro rata as a part of the redemption amount to each remaining Class A Ordinary Share in connection with a future redemption.

The unsecured promissory note will be repayable by JATT to Lender only upon consummation of a business combination. The promissory note will be forgiven by Lender if JATT is unable to consummate a business combination before April 17, 2023, except to the extent of any funds held outside of the Trust Account.

Proposal 2

The proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there were insufficient votes for, or otherwise in connection with, the Extension Amendment Proposal, was not presented at the Extraordinary General Meeting, as the Extension Amendment Proposal received a sufficient number of votes for approval.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between JATT and Zura. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," "continue," "strategy," "future," "opportunity," "would," "seem," "seek," "outlook" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Zura's and JATT's expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, the timing of the completion of the proposed business combination and the execution of the License Agreement and the Equity Grant Agreement mentioned above. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of JATT's annual report on Form 10-K and initial public offering prospectus, and its subsequent quarterly reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents to be filed by JATT from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Many of these factors are outside Zura's and JATT's control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against JATT or Zura following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placement of ordinary shares or due to failure to obtain approval of the shareholders of JATT; (3) the risk that the proposed business combination may not be completed by JATT's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by JATT; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the shareholders of JATT, the satisfaction of the minimum cash requirement following any redemptions by JATT's public shareholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (7) volatility in the price of JATT's or the combined company’s securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Zura operates; (14) the impact of the global COVID-19 pandemic; (15) the potential inability of Zura to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (16) the enforceability of Zura's intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (17) other risks and uncertainties described in JATT's Annual Report, its initial public offering prospectus, and its subsequent quarterly reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Zura and JATT caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Zura nor JATT gives any assurance that Zura or JATT will achieve its expectations. None of Zura or JATT undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Important Additional Information

This communication relates to a proposed Business Combination between Zura and JATT. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of JATT for their consideration.

JATT has filed a preliminary registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to JATT’s shareholders in connection with JATT’s solicitation for proxies for the vote by JATT’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Zura’s shareholders in connection with the completion of the proposed Business Combination. JATT also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, JATT will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that JATT will send to its shareholders in connection with the Business Combination. JATT’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JATT’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about JATT, Zura and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by JATT, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JATT. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

JATT and Zura and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of JATT's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of JATT's directors and officers in JATT's filings with the SEC, including JATT's annual report on Form 10-K for the fiscal year ended December 31, 2021 and JATT's initial public offering prospectus, which was filed with the SEC on July 14, 2021, and JATT's subsequent quarterly reports on Form 10-Q. To the extent that holdings of JATT's securities by JATT's insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to JATT's shareholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of JATT or Zura, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Third Amendment to Business Combination Agreement dated January 16, 2023, by and among JATT Acquisition Corp, JATT Merger Sub, JATT Merger Sub 2, Zura Bio Holdings Ltd and Zura Bio Limited.

3.1	First Amendment to Amended and Restated Memorandum and Articles of Association of JATT Acquisition Corp.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2023

JATT ACQUISITION CORP

By:	/s/ Verender S. Badial
Verender S. Badial
Chief Financial Officer